Exhibit 99.1

FORM 51-102F3
 MATERIAL CHANGE REPORT
ITEM 1. NAME AND ADDRESS OF ISSUER
Alexco Resource Corp. ("Alexco" or the "Company")
Suite 1225, Two Bentall Centre
555 Burrard Street, Box 216
 Vancouver, BC  V7X 1M9
ITEM 2. DATE OF MATERIAL CHANGE
April 27, 2016
ITEM 3. NEWS RELEASE
Issued on April 27, 2016 and distributed through the facilities of Marketwired.
ITEM 4. SUMMARY OF MATERIAL CHANGE
The Company announced a non-brokered private placement of up to 8,340,000 units of the Company ("Units") at a price of C$1.20 per Unit for gross proceeds of up to C$10,008,000.  Each Unit will consist of one common share and one-half of one non-transferable common share purchase warrant (each whole warrant, a "Warrant"), each Warrant entitling the holder to purchase one additional common share of the Company at a price of C$1.75 per share for a period of 24 months following the date of issuance, subject to adjustment.
ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE
See news release attached as Schedule "A".
ITEM 5.2 DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.
ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.
ITEM 8. EXECUTIVE OFFICER
Contact:       Clynton R. Nauman, President and Chief Executive Officer
Telephone:  (604) 633-4888
ITEM 9. DATE OF REPORT
April 29, 2016

Schedule “A”

News Release
Alexco Announces up to C$10 Million Non-Brokered Equity Financing
April 27, 2016 – Alexco Resource Corp. (TSX:AXR, NYSE‑MKT:AXU) (“Alexco” or the “Company”) is pleased to announce a non-brokered private placement of up to 8,340,000 units of the Company (“Units”) at a price of C$1.20 per Unit for gross proceeds of up to C$10,008,000 (the “Private Placement”).
Each Unit will consist of one common share and one-half of one non-transferable common share purchase warrant (each whole warrant, a “Warrant”), each Warrant entitling the holder to purchase one additional common share of the Company at a price of C$1.75 per share for a period of 24 months following the date of issuance (the “Closing Date”).  If, commencing on the date that is four months after the Closing Date, the closing price of Company’s common shares on the Toronto Stock Exchange is higher than C$2.50 for a period of 10 consecutive trading days (the “Trigger Date”), the expiry date of the Warrants may be accelerated to the date that is 10 trading days after the Trigger Date by the issuance of a news release within two trading days of the Trigger Date announcing such acceleration (the “Acceleration Provision”).
The Company has entered into an indicative term sheet with a finder and certain of its affiliates (collectively, “Finder”) whereby Finder will act as finder for the Company in connection with the Private Placement.  In consideration for its services, Finder will receive a commission on the sale of the Units sold to subscribers introduced to the Company by Finder (the “Finder Units”) representing 5.0% of the aggregate gross proceeds raised.  At Finder’s option, the commission may be paid in cash or through the issuance of Units at a deemed price of C$1.20 per Unit.  In addition, Finder will receive that number of warrants (“Finder Warrants”) as is equal to 3.0% of the number of Finder Units Sold. Each Finder Warrant will be exercisable for one common share of the Company at a price of C$1.20 at any time up to 24 months after closing, subject to the Acceleration Provision.
The Company may also pay a finder's fee in connection with the remainder of the Private Placement.
The net proceeds from the Private Placement are expected to be used by the Company for exploration and development activities on the Company’s assets and for general corporate purposes.
Closing of the Private Placement is anticipated to occur concurrently in or around mid-May and is subject to certain conditions including, but not limited to, the receipt of all applicable regulatory approvals including approval of the TSX and the NYSE MKT.

About Alexco
Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.
Contact
Clynton R. Nauman, President and Chief Executive Officer
Mike Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Private Placement and the use of proceeds thereof, the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the proposed Private Placement, anticipated closing of the Private Placement, anticipated use of proceeds, and future exploration and development activities.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to regulatory approval of the Private Placement; risks related to Alexco's ability to raise additional capital; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Private Placement and Non-Brokered Private Placement will be obtained in a timely fashion, that the Company will be able to raise additional capital that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head OfficeT. 604 633 4888

Alexco Resource Corp. F. 604 633 4887
1225 – 555 Burrard Street
Vancouver, BC  V7X 1M9
Canada